Exhibit 99.1

Golar LNG Partners LP Announces Pricing of Secondary Offering of Common Units by Golar LNG Limited

Golar LNG Partners LP (NASDAQ: GMLP) (“Golar Partners” or the “Partnership”) announced today the pricing of an underwritten secondary offering of 7,170,000 common units representing limited partner interests in the Partnership offered by Golar LNG Limited (NASDAQ: GLNG) (“Golar”) at a price of $29.90 per unit.  The Partnership will not receive any proceeds from the sale of common units in the offering, and the number of common units outstanding will remain unchanged.

Morgan Stanley, BofA Merrill Lynch, Citigroup and Goldman, Sachs & Co. are acting as the underwriters in connection with the offering.

When available, copies of the final prospectus supplement and accompanying base prospectus related to this offering may be obtained from the offices of: Morgan Stanley, Attn: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014; BofA Merrill Lynch, Attn: Prospectus Department, 222 Broadway, New York, NY 10038, e-mail: dg.prospectus_requests@baml.com; Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, telephone: 800-831-9146; or Goldman, Sachs & Co., Attn: Prospectus Department, 200 West Street, New York, NY 10282, telephone: 866-471-2526, facsimile: 212-902-9316, e-mail: prospectus-ny@ny.email.gs.com.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The common units will be offered and sold pursuant to an effective registration statement on Form F-3 previously filed with the Securities and Exchange Commission (the “SEC”). This offering may be made only by means of a prospectus supplement and accompanying base prospectus, which will be filed with the SEC.

Hamilton, Bermuda

January 9, 2015

Investor relations enquiries:

Golar Management Limited - +44 207 063 7900

Brian Tienzo

Stuart Buchanan